SSgA Funds
1301 Second Avenue, 18th Floor
Seattle, Washington 98101
Tel: 206.505.7877 Fax: 206.505.1559

Refer To: Mary Beth Rhoden

Direct Line: 206-505-4846

E-Mail: MBRHODEN@RUSSELL.COM

September 21, 2012	VIA ELECTRONIC DELIVERY

Securities and Exchange Commission

450 - 5th Street N.W.

Judiciary Plaza

Washington, D.C. 20549

RE:	SSgA Funds (the “Registrant”)
Post Effective Amendment No. 112 Under the Securities Act of 1933,
as amended (the “1933 Act”)
File No. 33-19229
811-5430

Ladies and Gentlemen:

Included herewith for filing on behalf of the Registrant, pursuant to Rule 485(a) under the 1933 Act, is one copy of Post-Effective Amendment No. 112 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed via the EDGAR system. The Amendment contains the prospectus and statement of additional information (“SAI”) for the SSgA SSARIS Managed Futures Strategy Fund, a new series of the Registrant. The SSARIS Managed Futures Strategy Fund is not operational. Please note the Registrant has included “red herring” disclosure on the front cover page of the prospectus.

No fees are required in connection with this filing. If you have any questions about the Amendment, please contact the undersigned.

If you have any questions about the Amendment, please contact the undersigned at (206) 505-4846.

Very truly yours,

/s/ Mary Beth Rhoden

Mary Beth Rhoden

Secretary and Chief Legal Officer